Exhibit 99.3

POSTAL VOTES OR AUTHORIZING AND INSTRUCTING COMPANY PROXIES
for the Annual General Meeting of VIA optronics AG on December 29, 2021
(virtual General Meeting)

We kindly ask you to fill in this form and send it by specifying your shareholder’s number directly to the following address by December 28, 2021, 24:00 hours (CET) (time of receipt by the Company is decisive):

By post to:	VIA optronics AG	or by e-mail to:
	c/o Link Market Services GmbH	namensaktien@linkmarketservices.de
Landshuter Allee 10
80637 Munich
Germany

Note:

In addition, it is also possible to send postal votes or to authorize and instruct the Company-appointed proxies bound by instructions (Company Proxies) via the access restricted AGM-Portal at https://investors.via-optronics.com/investors/ before and during the virtual General Meeting, but such declarations must be received by the beginning of the voting at the latest. You will receive the access data required for the access restricted AGM-Portal with your voting card.

Postal vote or authorization of Company Proxies appointed by VIA optronics AG

(Please complete and mark appropriate box)

First name	Name

Voting card no.	Number of shares

◻I/We exercise my/our voting right(s) to the virtual Annual General Meeting by postal vote as listed overleaf.

◻

I/We authorize the Company Proxies appointed by VIA optronics AG, Mr. Bernhard Orlik and Mr. Christian Groetzbach, both c/o Link Market Services GmbH, Munich, each of them individually with the right to issue sub power of attorney, to represent me/us at the above-mentioned virtual Annual General Meeting with disclosure of my/our name in the list of participants and to exercise my/our voting right(s), or have such voting right(s) exercised, with the instructions included overleaf.

Place, Date	Place, date and issue of the declaration (by signature, submission of name or otherwise

POSTAL VOTES OR AUTHORIZING AND INSTRUCTING COMPANY PROXIES
for the Annual General Meeting of VIA optronics AG on December 29, 2021
(virtual General Meeting)

Postal Vote or Vote instructions

Instructions relate to the proposals by the Management Board and/or Supervisory Board as published in the federal gazette.

Item on the agenda	Yes	No	Abst.
2. Resolution on the Discharge of the Management Board	◻	◻	◻
3. Resolution on the Discharge of the Supervisory Board	◻	◻	◻
4. Resolution on the Appointment of the Auditor of the IFRS Consolidated Financial Statements of the Financial Year 2021	◻	◻	◻
5. Resolution on the Election of Supervisory Board Members
5.a) Mr. Shuji Aruga	◻	◻	◻
5.b) Mr. Arthur R. Tan	◻	◻	◻

In case the Company has received motions and election proposals proposed by shareholders that have to be made available until December 14, 2021, 24:00 hours (CET), such motions and proposals are available at the Internet address https://investors.via-optronics.com/investors/ according to applicable law. There you will also find information on how to join counter-motions and election proposals.

You may also cast your vote or issue instructions by using this form. Please mark you vote in the table below regarding the specific motion / election proposal.

Motions of shareholders	Yes	No	Abst.
	◻	◻	◻
	◻	◻	◻

POSTAL VOTES OR AUTHORIZING AND INSTRUCTING COMPANY PROXIES
for the Annual General Meeting of VIA optronics AG on December 29, 2021
(virtual General Meeting)

INFORMATION ON POSTAL VOTES OR AUTHORIZING AND INSTRUCTING

COMPANY PROXIES

In addition to the possibility of exercising your voting rights by postal vote, the Company is offering the option to authorize proxies appointed by VIA optronics AG and bound by your instructions (Company Proxies), Mr. Bernhard Orlik and Mr. Christian Groetzbach, both c/o Link Market Services GmbH, Munich. The Company Proxies, each of them being authorized individually, are entitled to vote on your behalf only if and to the extent you have given them specific instructions regarding the individual resolution proposals for the items on the agenda. The Company Proxies are bound by your instructions when voting on the motions as announced in the federal gazette. This also applies to proposals made later by the Management Board and/or the Supervisory Board in accordance with section 124 (3) of the German Stock Corporation Act (Aktiengesetz, AktG) or by shareholders in the case of section 124 (1) of the AktG or to proposals made available in accordance with sections 126 and 127 of the AktG.

You have the following possibilities for casting your vote by way of postal vote or per authorizing and instructing the above-mentioned Company Proxies using the form "Postal votes or Authorizing and Instructing Company Proxies" or using the access restricted AGM-Portal at https://investors.via-optronics.com/investors/.

Submitting Postal Votes or Authorization and Instructions to the Company Proxies of VIA optronics AG by post, e-mail or via AGM-Portal:

Please use the form "Postal votes or Authorizing and Instructing Company Proxies". With this form, you may cast your postal vote or authorize the above-mentioned proxies appointed by VIA optronics AG and instruct them how your voting right(s) on the resolutions proposed by the management is/are to be exercised.

Please send (by post or e-mail) your form "Postal votes or Authorizing and Instructing Company Proxies" specifying your shareholder’s number directly to the following address:

By post to:	VIA optronics AG	or by e-mail to:
	c/o Link Market Services GmbH	namensaktien@linkmarketservices.de
Landshuter Allee 10
	80637 Munich	or by fax:
	Germany	+49 (0) 89 21027-289

In addition, it is also possible to send the postal votes or to authorize and instruct the Company Proxies via the access restricted AGM-Portal at https://investors.via-optronics.com/investors/. You will receive the access data required for the access restricted AGM-Portal with your registration information.

Important information:

Please note that only shareholders who have registered in good time and who are entitled to participate and to vote are entitled to cast their votes by postal vote or granting authorization and issuing instructions for exercising their voting right(s) to the Company Proxies appointed by VIA optronics AG. Please fill in and send the form to the Company specifying your shareholder’s number by December 28, 2021, 24:00 hours (CET) (time of receipt by the Company). In addition, it is also possible to send the postal votes or to authorize and instruct the Company Proxies via the access restricted AGM-Portal at https://investors.via-optronics.com/investors/ before and during the virtual Annual General Meeting, but such declarations must be received by the beginning of the voting at the latest.

If a vote is cast by postal vote or if the Company Proxies receive authorizations or instructions by several means of transmission (post, e-mail or by using the access protected AGM-Portal), the most recently issued formally valid postal vote or the most recent authorization or instruction received shall be deemed binding irrespective of the means of transmission. If the Company receives divergent declarations via different transmission channels and it is not possible to determine which was last submitted, the declarations will be considered in the following order, whereby the earlier stated alternative will be decisive: (1) via AGM-Portal, (2) via e-mail, (3) by mail.

POSTAL VOTES OR AUTHORIZING AND INSTRUCTING COMPANY PROXIES
for the Annual General Meeting of VIA optronics AG on December 29, 2021
(virtual General Meeting)

If votes are not properly filled in or not clearly given they will be treated as invalid under the corresponding agenda item. If instructions are not properly filled in or not clearly given, the Company Proxies, depending on the voting procedure, will either abstain or not participate in the voting for the respective agenda items.

In case proper counter-proposals regarding individual items of the agenda or nominations are filed with the Company, these will be made available without delay at https://investors.via-optronics.com/investors/. A counter-motion which is aimed solely at the rejection of a proposed resolution may be supported by vote against the management's proposal. Please note that the Company Proxies are only entitled to vote on such motions and nominations and that postal voting is only possible on such proposals and nominations for which there are proposals of the Management Board and/or Supervisory Board according to section 124 (3) of the AktG or by shareholders in the case of section 124 (1) of the AktG or which are made available in accordance with sections 126, 127 of the AktG made public with this invitation or later.

The Company Proxies are bound to vote in accordance with your instructions. You cannot instruct the Company Proxies to raise an objection, file a motion, ask questions or submit a statement.

If separate votes are held on an agenda item instead of collective voting, the instructions given to the Company Proxies or the submitted postal vote will apply accordingly to each item of the separate votes.

VIA optronics AG accepts in particular no responsibility or liability for the possibility of transmission by email or via the AGM-Portal, unless there is intent.

If you have any questions please call our General Shareholders‘ Meeting hotline under the phone number +49-89-210-27-220

Mondays to Fridays – except public holidays - between 9:00 hours and 17:00 hours (CEST)